United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

TABLE OF CONTENTS

Press Release
Signatures

Table of Contents

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently field or furnished.

Companhia Vale do Rio Doce

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON JULY 19, 2005.

PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766

01 — LOCATION, DATE AND TIME:

At the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on July 19, 2005, at 4:30 p.m.

02 — PANEL:

     Chairman: Mr. Jorge Luiz Pacheco
     Secretary: Mr. Pedro Aguiar de Freitas

03 — ATTENDANCE AND QUORUM:

Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in the Order of the Day.

04 — SUMMONS:

Publication of Notice, published in the Jornal do Commercio on June 23, 24 and 25, 2005, in the Official Gazette of the State of Rio de Janeiro on June 23, 24 and 27, 2005, as well as in the DCI on June 23, 24, 25, 26 and 27, 2005, with the following Agenda:

I)	Proposal for the alteration of the Company’s bylaws, in order to improving corporate governance practices, specially in relation to enlarging the scope of the Fiscal Council, in the following terms:

1)	Chapter IV — Management

a) alteration of subitem VIII of article 14, to exclude the expression “of investments”;

b) alteration of subitem XIII of article 14, to include the expression “of corporate risks and”;

Continuation of Minutes of Special Shareholders Mettings held on July 19, 2005.

c) alteration of subitem XVII of article 14, in order to reflect the enlargement of the scope of the Fiscal Council;

d) alteration of subitem XVIII of article 14, to include the expression “and for the Ombud of the Company” and replace the expression “to which it will be subordinated” to “who shall report directly to the Board of Directors”;

e) alteration of subitem XIX of article 14, in such a way as to ensure that the Board of Directors will aknowledge of the internal audit reports, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

f) alteration of subitem XX of article 14, to exclude the expression “and ethical behaviour”;

g) alteration of subitem XXII of article 14, to include power to deliberate on policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

h) alteration of subitem XXIII of article 14, to include the power to deliberate on policies to avoid conflicts of interest of the Company with it shareholders or its managers, as well as on the adoption of measures in the event of such conflicts arising;

i) alteration of subitem XXIV of article 14, to replace the expression “such as” with “maily those related to” and include the expression “of labour”;

j) inclusion of subitem XXXIII of article 14, to include the power to deliberate on recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

l) alteration of the heading of article 15, to replace the words “Audit Committee” with “Accounting Committee”;

m) alteration of subitem I of article 23, to include the expression “of corporate risks and”;

n) alteration of the heading and subitem I of article 24, to replace the word “Audit Committee” with “Accounting Committee” and exclude the expression “of independent auditors and”;

o) alteration of subitem V of article 32, to exclude the expression “of investments”, to be consistent with the alteration in item “a” above;

2

Continuation of Minutes of Special Shareholders Mettings held on July 19, 2005.

p) inclusion of subitem IV in article 34, to enlarge the scope of Executive Officers for hiring the services described in §2º of Article 39, in compliance with the requeriments of the Fiscal Council.

2)	Chapter V — Fiscal Council

a) alteration of article 39, to include the paragraphs 1, 2 and 3, in such a way as to introduce new powers for the Company’s Fiscal Council, as well as those already envisaged under Law 6404/1976.

II)	The replacement of a member of the Fiscal Council, and his respective alternate, nominated by the controlling shareholder.

05 — READING OF DOCUMENTS:

The reading of the Proposal to amend the Company’s By-laws was unanimously waived, as the content of the same was already known to the shareholders.

Therefore, after discussion and comments by the Shareholders on the above mentioned documents, the following resolutions were made:

06 — RESOLUTIONS UNANIMOUSLY APPROVED BY THE SHAREHOLDERS PRESENT TO THE MEETING:

6.1	- the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant article 130, §§1º and 2º, of Law # 6,404/76;

6.2	- the proposal to amend the Company’s By-laws, according to the best practices of corporate governance, mainly the increase of the Fiscal Coucil’s attributions, and as a consequence items VIII, XIII, XVII, XVIII, XIX, XX, XXII, XXIII, XXIV and XXXIII of Article 14, Article 15, item I of Article 23, Article 24 and its item I, item V of Article 32, item IV of Article 34 and Article 39 and the insertion of its new paragraphs shall come into effect with the following wording:

3

Continuation of Minutes of Special Shareholders Meetings held on July 19, 2005.

” Article 14 — The Board of Directors shall be responsible for:

(...)

VIII. approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

(...)

XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board;

(...)

XVII. selecting and removing external auditors, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII. appointing and removing the person responsible for the internal auditing and for the Ombud of the Company, who shall report directly to the Board of Directors;

XIX. approving the policies and the annual audit plan of the Company submitted to it by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX. overseeing the management of the Company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

(...)

XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV. approving policies of institutional responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

(...)

4

Continuation of Minutes of Special Shareholders Mettings held on July 19, 2005.

XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

(...)

Article 15 — The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Ethics Committee.

(...)

Article 23 — The Finance Committee shall be responsible for:

I — issuing reports on the corporate risks and financial policies and the internal financial control systems of the company;

(...)

Article 24 — The Accounting Committee shall be responsible for:

I — submitting appointment recommendation of the person responsible for the internal auditing of the Company to the Board of Directors;

(...)

Article 32 — The Executive Board shall be responsible for:

(...)

V — preparing and submitting the company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

(...)

Article 34 — The Executive Officers shall be responsible for:

(...)

IV- hire the services described in §2º of Article 39, in compliance with the requeriments of the Fiscal Council.

(...)

Article 39 — The Fiscal Council shall be responsible to exercise the attributions described in the applicable prevailing legislation, in these By-Laws, and regulated by its own Internal Rules to be approved by its members;

5

Continuation of Minutes of Special Shareholders Mettings held on July 19, 2005.

§ 1º — The Internal Rules of the Fiscal Council shall regulate, other than the attributions already established in Law 6.404/76, imperatively, the following:

(i) to establish the procedures to be adopted by the Company to receive, process and deal with denunciations and complaints related to accounting issues, accounting controls and auditing matters, and ensure that the mechanisms for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii) to recommend and aid to the Board of Directors in the selection, remuneration and dismissal of external auditors of the Company;

(iii) to resolve the contracting of new services that may be rendered by external auditors of the Company;

(iv) to supervise and evaluate of the work by the external auditors, and determine the management of the Company of the possible retention of the remuneration of the external auditor, as well as mediate any differences of opinion between administration and the external auditors about the financial statements of the Company;

§ 2º — For adequate performance of its duties, the Fiscal Council may determine the hire of services from lawyers, consultants and analysts, and other resources that may be necessary for the accomplishment of its attributions, observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76;

§3º — The members of the Fiscal Council shall provide, within a minimum period of 30 (thirty) days before the Ordinary General Meeting to be held, their opinion on the Management Report and the Financial Statements.”

6.3	- Considering the shareholders’ resolution in order to adjust the Fiscal Council’s attributions to the Audit Committee’s role under the Sarbanes-Oxley Act, and accordingly in this context to designate a financial expert, it was resolved to appoint Mr. ANIBAL MOREIRA DOS SANTOS as a Fiscal Council member, to replace Mr. Oswaldo Mário Pego de Amorim Azevedo, and Mr. FERNANDO MAROTTA as his respective alternate, to replace Mr. Anibal Pereira dos Santos. It was further resolved the appointment of Mr. Oswaldo Mário Pego de Amorim Azevedo as an alternate member to Mr. Marcelo Amaral Moraes, to replace Mr. Carlos Tsuyoshi Yamashita. The term of the Fiscal Council member and the alternates hereby appointed, as well as the term of the other members and alternates, shall expire by the General Shareholders’ Meeting to be held in 2006, and their compensation

6

Continuation of Minutes of Special Shareholders Mettings held on July 19, 2005.

shall be paid according to the resolution to the General Shareholders’ Meeting held on April 27, 2005.

     07 — ADJOURNMENT

     At 5 p.m., with no more issues to be discussed, work was suspended until drawing up this Minutes. Reopening the session, this Minutes was read, approved and signed by the Secretary, the Chairman and the Shareholders present.

     Rio de Janeiro, July 19, 2005.

     Jorge Luiz Pacheco
     Chairman

     Pedro Aguiar de Freitas
     Secretary

     Renato da Cruz Gomes
     VALEPAR S.A.’s representative

Daniel Alves Ferreira
Representant of Vanguard Emerging Markets Stock Index Fund, Fidelity Investment Trust Latin America Fund, Fidelity Funds — Latin America Fund, iShares MSCI Brazil (Free) Index Fund, Aegon / Transamerica Series Fund, Inc. — Van Kampen Active International Allocation, Bristol County Retirement System, Commonfund Emerging Markets Investors Company, Providentia Prima Trust, Harbor International Fund, General Eletric Pension Trust, Baillie Gifford Emerging Markets Fund, Caisse de depot et placement du Quebec, The Park Avenue Portfolio on Behalf of the Baillie Gifford Emerging Markets Fund, AGF Emerging Markets Value Fund, Missouri State Employees’ Retirement System, Norges Bank, Teacher Retirement System of Texas, American Funds Insurance Series — New World Fund, Fidelity Latin America Fund, State Street Emerging Markets, Morgan Stanley Investment Management Emerging Markets Trust, Bell Atlantic Master Pension Trust, Pro Fonds (Lux) Emerging Markets, Brazil MSCI Emerging Markets Index Common Trust Fund, State of Oregon, Fidelity Advisor Series VIII: Latin America Fund, Commonwealth of Pennsylvania State Employees’ Retirement System,

7

Continuation of Minutes of Special Shareholders Mettings held on July 19, 2005.

Frank Russel Investment Company Emerging Markets Fund, IBM Tax Deferred Savings Plan, Morgan Stanley Investment Management Active International Allocation Trust, The California State Teachers Retirement System, The Master Trust Bank of Japan, Ltd. Re: MTBC400035147, Licr Fund, Inc., Teachers’ Retirement System of the State of Illinois, Stichting Pensioenfonds ABP

Bruno Hermes da Fonseca Rudge
Representant of Classe A Fundo de Investimento de Ações Previdenciário, Dynamo Cougar - Fundo Mútuo de Investimento em Ações, Ascese Fundo de Investimento em Ações, Instituto Ambev de Previdência Privada

Rosa Maria dos Santos Borges and Valdeci Fernandes de Freitas
Representant of JP Morgan, depositary of the American Depositary Receipts — ADRs

Jorge Luiz Pacheco

Jack Blajchman

Gilberto Souza Esmeraldo

Jeremias Ribeiro Pereira

José Teixeira de Oliveira

8

Companhia Vale do Rio Doce

BY- LAWS

As amended at the Extraordinary
Shareholders’ Meeting
held on July 19, 2005

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

BY-LAWS

COMPANHIA VALE DO RIO DOCE

CHAPTER I — NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Article 2 — The purpose of the company is:

I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of own or third party rail traffic;

III.	the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.”

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

Article 3 — The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 — The term of duration of the company shall be unlimited.

CHAPTER II — CAPITAL AND SHARES

Article 5 — The Share Capital is R$ 14,000,000,000.00 (fourteen billion Brazilian reais) corresponding to 1,165,677,168 (one billion, one hundred sixty five million, six hundred seventy seven thousand, and one hundred sixty eight) book shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty two thousand, three hundred ninety five Brazilian reais and sixty two cents), split into 749,949,429 (seven hundred and forty nine million, nine hundred and forty nine thousand, four hundred and twenty nine) common shares and R$ 4,992,967,604.38 (four billion, nine hundred ninety two million, nine hundred sixty seven thousand, six hundred and four Brazilian reais and thirty eight cents), split into 415,727,739 (four hundred fifteen million, seven hundred twenty seven thousand, seven hundred and thirty nine) preferred class “A” shares, including 03 (three) special class share, all carrying no nominal value.

§ 1	-	The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2	-	The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3	-	Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4	-	The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§ 5	-	Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6	-	Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 — The company is authorized to increase its share capital up to the limit of 900,000,000 (nine hundred million) common shares and 1,800,000,000 (one billion, eight hundred million) class A preferred shares. Within the limit authorized by the present Article the company shall, by means of a decision of the Board of Directors, be entitled to increase the share capital without any alteration of the By-laws by means of the issuance of common shares and/or preferred shares.

§ 1	-	The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2	-	At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3	-	Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 — The special class share shall possess a veto right regarding of the following subjects:

I.	change of name of the company;

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;

V.	the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III — GENERAL MEETING

Article 8 — The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1	-	An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2	-	The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3	-	Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 — At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph — In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

CHAPTER IV — ADMINISTRATION

Article 10 — The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 —	The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

§2 —	The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 —	The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§4 —	The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.

SECTION I — BOARD OF DIRECTORS

Subsection I — Composition

Article 11 — The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 —	The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 —	Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

I — common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II — preferred shares representing at least 10% (ten percent) of share capital.

§3 —	Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 —	The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 —	From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 —	The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

§7 —	In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 —	Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 —	During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 —	Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

§11 —	Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12 —	With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 —	Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 —	The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II – Workings

Article 12 — The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Article 13 — Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Av. Graça Aranha, 26 20005-900 Rio de Janeiro RJ Brasil Tel.: (021) 3814-4477 Fax.: (021) 3814-4493

Companhia Vale do Rio Doce

§1 —	The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 —	The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III – Responsibilities

Article 14 — The Board of Directors shall be responsible for:

I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

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XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.	with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.	approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.	approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.	selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.	appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.	overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

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XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.	approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.	approving policies to avoid conflicts of interests between the company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.	approving policies of institutional responsibility of the Company, maily those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.	establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.	establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.	approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.	approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.	authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the

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controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.	approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1 —	The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 —	The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II — COMMITTEES

Article 15 — The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical and consultant committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Ethics Committee.

§1 —	The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 —	The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I – Mission

Article 16 — The mission of the committees shall be to provide support to the Board of Directors in order to increase the efficiency and quality of its decisions.

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Subsection II – Composition

Article 17 — The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 — The composition of each committee shall be defined by the Board of Directors.

§1 — The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 — The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and re-appointment shall be permitted.

§3 — During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III – Workings

Article 19 — Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 —	The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 —	The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV – Responsibilities

Article 20 — The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 — The Executive Development Committee shall be responsible for:

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I —	issuing reports on the human resources general policies of the company submitted by the Executive Board to the Board of Directors;

II —	analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III — submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board.

Article 22 — The Strategic Committee shall be responsible for:

I —	issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II —	issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III —	issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;

IV —	issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 — The Finance Committee shall be responsible for:

I —	issuing reports on the corporate risks and financial policies and the internal financial control systems of the company;

II —	issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 — The Accounting Committee shall be responsible for:

I —	submitting appointment recommendation of the person responsible for the internal auditing of the Company to the Board of Directors ;

II —	issuing reports on the policies and the company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III —	tracking the results of the company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

IV —	analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.

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Article 25 — The Governance and Ethics Committee shall be responsible for:

I —	evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II —	submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

III-	issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board;

IV —	issuing reports on potential conflicts of interest between the company and its shareholders or administrators.

SECTION III — EXECUTIVE BOARD

Subsection I – Composition

Article 26 — The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

§1 —	The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 —	The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 —	The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II – Workings

Article 27 — In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

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§1 —	In the case of temporary impediment or absence of any Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

§ 2 — Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.

§ 3 — Should a vacancy occur in the office of the Chief Executive Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.

Article 28 — In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 — The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.

Sole Paragraph — The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 — The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 — The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 —	When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 —	Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

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§3 —	The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III – Responsibilities

Article 32 — The Executive Board shall be responsible for:

I —	approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II —	preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III —	complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV —	preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V —	preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI —	planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII —	identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII —	identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX —	preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X —	submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI —	defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

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XII —	preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII —	adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV —	preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV —	authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI —	authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII —	propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII —	authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX —	authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX —	establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI —	establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 —	The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates,

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directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 —	The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 — The responsibilities of the Chief Executive Officer are to:

I —	take the chair at meetings of the Executive Board;

II —	exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III —	coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV —	select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V —	coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings;

VI —	grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

VII —	keep the Board of Directors informed about the activities of the company;

VIII —	together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 — The Executive Officers are to:

I —	organize the services for which they are responsible;

II —	participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III —	comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

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IV -	hire the services described in §2º of Article 39, in compliance with the requeriments of the Fiscal Council.

Article 35 — The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 —	Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§ 2 —	The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3	In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney-in- fact with specific and limited powers according to the present By-Laws.

§ 4 —	Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V — FISCAL COUNCIL

Article 36 — The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 — The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 38 — In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

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Article 39 – The Fiscal Council shall be responsible to exercise the attributions described in the applicable prevailing legislation, in these By-Laws, and regulated by its own Internal Rules to be approved by its members;

§ 1º- The Internal Rules of the Fiscal Council shall regulate, other than the attributions already established in Law 6.404/76, imperatively, the following:

(i)	to establish the procedures to be adopted by the Company to receive, process and deal with denunciations and complaints related to accounting issues, accounting controls and auditing matters, and ensure that the mechanisms for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)	to recommend and aid to the Board of Directors in the selection, remuneration and dismissal of external auditors of the Company;

(iii)	to resolve the contracting of new services that may be rendered by external auditors of the Company;

(iv)	to supervise and evaluate of the work by the external auditors, and determine the management of the Company of the possible retention of the remuneration of the external auditor, as well as mediate any differences of opinion between administration and the external auditors about the financial statements of the Company;

§ 2º — For adequate performance of its duties, the Fiscal Council may determine the hire of services from lawyers, consultants and analysts, and other resources that may be necessary for the accomplishment of its attributions, observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76;

§3º — The members of the Fiscal Council shall provide, within a minimum period of 30 (thirty) days before the Ordinary General Meeting to be held, their opinion on the Management Report and the Financial Statements.

CHAPTER VI — COMPANY PERSONNEL

Article 40 — The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

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CHAPTER VII — FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 — The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 — After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph — The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 — The proposal for distribution of profit shall include the following reserves:

I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II.	Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 — At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 — At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 — The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

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I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.

Rio de Janeiro, July 19th, 2005.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: July 22, 2005	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer